Mail Stop 3561

August 24, 2007

Stephen R. Crowder, Chief Executive Officer
Decorize, Inc.
1938 East Phelps
Springfield, Missouri 65802

> **Re:** **Decorize, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed July 25, 2007**
> **File No. 333-140794**
>
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **File No. 1-31260**
>
> **Forms 10-QSB for the Fiscal Quarters ended September 30, 2006 and**
> **December 31, 2006**
> **Filed November 14, 2006 and February 14, 2007, respectively**
>
> **Amendment No. 1 to Form 10-QSB for the Fiscal Quarter ended**
> **March 31, 2007**
> **Filed July 27, 2007**
> **File No. 1-31260**

Dear Mr. Crowder:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form SB-2

1. We note that you are registering the sale of 22,871,865 shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).   As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholders – such as SRC Holdings Corporation and Quest Capital Alliance, L.L.C. – as underwriters.

    If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

    - The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

    - Any relationships among the selling shareholders;

    - The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments; and

    - Whether or not any of the selling shareholders is in the business of buying and selling securities.

2. We note your response to comment 1 in our letter dated July 13, 2007. In the last paragraph before your Additional Information Regarding Certain Transactions with Selling Stockholders section on page 12, you state that you have communicated with your transfer agent and the selling stockholders to determine if any of the shares offered in your deregistered registration statements have been sold. Also, in your Convertible Promissory Notes table on page 13, you state that you were unable to determine whether any of the shares offered have been sold in a registered resale. If your selling stockholders sold shares based upon an exemption, please disclose the consequences of this type of unregistered sale on page 12 and include a risk factor discussing the risks of

selling and purchasing an unregistered security. Please provide similar disclosure regarding the effect of selling securities pursuant to a prospectus that is no longer valid.

Additional Information Regarding Certain Transactions with Selling Stockholders, page 12

3. We note your response to comment 2 in our letter dated July 13, 2007. You have indicated that the Nest USA note was paid in full. As a result, consider whether it might be appropriate to update your disclosure in your discussion of the Proceeds Payable to the Company to remove any implication that the amount paid to the Company under this particular note is hypothetical.

4. It is not clear to us why the Outstanding Warrants, Options, Notes and Other Securities table on page 16 does not include the additional shares of Series A Preferred Stock that were issued to SRC in 2005. Please revise or advise.

Security Ownership of Certain Beneficial Owners and Management, page 27

5. The amount of shares held by some of the shareholders named in this table differs from the amounts that have been disclosed in the Selling Stockholders table that appears on page 8. For example, the amount held by Nest USA (and, correspondingly, Marwan M. Atalla) is greater here than in the Selling Stockholders table, which appears to have been revised to exclude the remaining number of shares issuable upon conversion of the convertible term note that was previously outstanding. It is also not clear why this chart indicates that SRC Holdings owns 500,000 shares of Series A Preferred Stock when the footnotes to the Selling Stockholders table indicates that the amount is 2,500,000 shares. Similarly, the total amount held by SRC in the Selling Stockholders table is 10,036,197 while the total amount here would appear to be 11,036,197. Please also revise footnote (2) to this table to disclose the total amount outstanding as of the date indicated. Please revise or advise.

Consolidated Balance Sheet, page F-3

6. In Note 12 on page F-38, you disclose that the lender of the September 11, 2006 short term note in the amount of $750,000 is also one of your directors. In this regard, please characterize this note as a related party note or tell us why it is inappropriate to do so.

Consolidated Statements of Changes on Stockholders' Equity (Deficit), page F-6

7. We note your disclosure regarding the consulting agreement on page II-3. Please tell us the period and manner you used to recognize the fair value for

equity instruments exchanged for consulting services. Please include any performance commitment, forfeitability, stock price, and other measurement assumptions used to support your conclusion. Alternatively, please tell us why you did not recognize any value for the equity instruments, as applicable.

Note 1: Nature of Operations and Summary of Significant Accounting…, page F-22

Loss Per Share, page F-24

8. Please revise and reconcile the net loss and loss available to common shareholders in this table with the amounts presented in your Consolidated Statement of Operations.

Stock-based Compensation, page F-25

9. Please revise to reconcile loss available to common shareholders with the Consolidated Statement of Operations at June 30, 2005 and recalculate pro forma net loss available to common shareholders and the related per share amounts.

Form 10-KSB for Fiscal Year Ended June 30, 2006 & Form 10-QSB for Fiscal Quarter Ended September 30, 2006

10. We note your response to comment 12 in our letter dated July 13, 2007. We reissue that comment because you have not revised the applicable periodic reports.

Form 10-QSB for Fiscal Quarter Ended December 31, 2006

11. We note your response to comment 13 in our letter dated July 13, 2007. We reissue that comment because you have not revised the applicable periodic report.

Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended March 31, 2007

Item 3. Controls and Procedures, page 18

12. In your future amended filings, the explanatory note should include a brief description of the nature of revisions to financial statements, the impact on net assets, results of operations and/or cash flows, and reference the footnote that describes the changes in further detail.

13. We note your response to comment 15 in our letter dated July 13, 2007. In the first paragraph on page 19, you state that the biggest risk to you in violating the

segregation of duties principles is the possibility of expense misstatement. In addition to disclosing and discussing the biggest risk to you, please disclose and discuss all the risks to you in violating the segregation of duties principles. Also, you state that you have "put several detective controls in place" to compensate for the possibility of expense misstatement, but you disclose only examples of the detective controls you have established. Please disclose and discuss all of the detective controls you have put into place to compensate for the possibility of expense misstatement.

Further, please disclose the fact that deficiencies in your accounting close process resulted in a longer than necessary close for your Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 causing you to file the report late, as you discuss in response to comment 14 in our letter dated July 13, 2007.

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As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott J. Stringer, Staff Accountant, at (202) 551-3272 or Brian McAllister, Staff Accountant, at (202) 551-3341, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lance M. Hardenburg, Esq.
        Hallett & Perrin, P.C.
        Via Facsimile